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05038141

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8-11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William O'Neil & Co. Incorporated and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310) 448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(*Name – if individual, state last, first, middle name*)

350 South Grand Ave. (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of WILLIAM O'NEIL & CO. INCORPORATED, as of December 31, 2004, are true & correct. We also affirm that neither the firm of William O'Neil & Co. Incorporated, nor any officer or director, as the case may be, has any proprietary interest in any account classified as that of a customer.

In addition, as an allied member of the NEW YORK STOCK EXCHANGE, INC., I affirm that the accompanying financial statements and supplementary schedule as of December 31, 2004 will promptly be available to those WILLIAM O'NEIL & CO. INCORPORATED members or allied members whose signatures do not appear below.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and sworn to before me this 23rd day of February, 2005 by William J. O'Neil & Don H. Drake.

Notary Public

HEATHER O'CONNOR
Commission # 1480041
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Conditions.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William O'Neil & Co. Incorporated and Subsidiaries

Report on Consolidated Statement of Financial Condition
As of Ended December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co. Incorporated:

In our opinion, the accompanying consolidated statement of financial condition as of December 31, 2004 presents fairly, in all material respects, the consolidated financial position of William O'Neil & Co. Incorporated and subsidiaries ("the Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2005

William O'Neil & Co. Incorporated and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	16,097,623
Deposit with clearing broker		100,000
Receivable from clearing broker		335,015
Receivables from Parent and affiliates		664,679
Receivable for research publications, net of allowance of $ 57,000		437,872
Exchange memberships, at cost		523,308
Fixed assets, net		4,103,202
Other assets		158,149
Total assets	$	22,419,848
Liabilities and Stockholder's Equity		
Accrued compensation and benefits	$	1,452,500
Accrued expenses and payables		1,398,578
Payable to affiliates:		
Income taxes		468,665
Other		1,026,867
Deferred revenue		3,974,399
Total liabilities		8,321,009
Commitments and contingencies (Note 5)		
Stockholder's equity:		
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding		129,420
Additional paid-in capital		8,061,397
Retained earnings		5,908,022
Total stockholder's equity		14,098,839
Total liabilities and stockholder's equity	$	22,419,848

The accompanying notes are an integral part of this consolidated financial statement.

William O'Neil & Co. Incorporated and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2004

1. The Company

William O'Neil & Co. Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the National Association of Securities Dealers and the New York Stock Exchange.

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Capital Corporation (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than ninety days.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions, net of payables, not received as of December 31, 2004. Such amounts were subsequently received by the Company.

Fixed Assets
Computer, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computer and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Software license fees are amortized over the license period (five years). Leasehold improvements are amortized over the terms of the leases or the estimated useful lives ofthe improvements, whichever is shorter.

Exchange Memberships
Exchange memberships are recorded at cost, adjusted for any permanent impairment in value. As of December 31, 2004, the market value of the such memberships ranged from $2,269,000 to $2,447,500 based on the bid-ask spread.

Research and Commissions Income
Institutional research and commission income primarily consists of commission revenue for executing securities trades and for delivery of investment date research services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Included in institutional research and commission income are commissions generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the Company provides research to institutional customers in return for trade order flow from that customer, which in turn generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability for any future research due, which is included in accrued expenses and payables as of December 31, 2004.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the net amount of the current and deferred tax provision (or benefit) is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value either due to their short-term nature or market rates of interest.

3. Fixed Assets

The Company's fixed assets at December 31, 2004 are:

Computer and equipment	$ 4,967,886
Software license fee	2,006,903
Leasehold improvements	801,747
	7,776,536
Less – Accumulated depreciation	(3,673,334)
	$ 4,103,202

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	**Outstanding**
Cumulative preferred, 8 percent, $1,000 par value	300	-
Voting common stock, Class A, $.20 par value	5,000,000	647,000
Nonvoting common stock, Class B, $.20 par value	1,000,000	-

5. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

The Company's share of future payments is:

Year Ending December 31,	
2005	$ 392,348
2006	392,348
2007	392,348
2008	392,348
2009	392,348
Thereafter	3,803,596
	$ 5,765,336

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2004.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any deferred tax assets). Accordingly, the current tax liability is net of the deferred tax asset at December 31, 2004, which net amount is paid to the Parent annually.

9. Net Capital Requirements - SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2004, the Company had net capital of $5,582,624, which was $5,332,624 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$ 7,697,811	$ 36,659
Total liabilities	5,544,444	2,500
Total stockholder's equity	2,153,367	34,159

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.